Mail Stop 4561
      January 5, 2006

Mr. Mark A. Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

      Re:	SunTrust Banks, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No.  001-8918


Dear Mr. Chancy:

We have reviewed your response letter dated December 22, 2005 and have considered the supplemental information provided by the company.
We have the following additional comments.

Form 10-K for the fiscal year ended December 31, 2004
Exhibit 13.1 - 2004 Annual Report
Management`s Discussion, page 19

Allowance for Loan Losses, page 31

1. We note your response to comment 8 of our letter dated December
9,
2005.  In future filings, beginning with your December 31, 2005
Form
10-K, please clearly describe and analyze the trends or changes in the relationship between your consolidated provision for loan losses and actual net charge-offs. Describe the underlying reasons why your provision for loan losses in 2004 was significantly less than net charge-offs compared to the two preceding years in which your provision was greater than actual net charge-offs. Please provide us with your proposed future disclosure.



Table 23 - Reconciliation of Non-GAAP Measures, page 58

2. We note your response to comment 4 of our letter dated December
9,
2005. In future filings please do not use titles such as "operating net income," "operating earnings," or "operating diluted earnings per share." These titles and descriptions of your non-GAAP financial measures may be confusingly similar to the titles or descriptions used for GAAP financial measures. Please tell us the titles for your non-GAAP financial measures that you intend to use in your December
31, 2005 Form 10-K.  Refer to Item 10(e)(1)(ii)(E) of Regulation
S-K

Consolidated Financial Statements

Note 17 - Derivatives and Off-Balance Sheet Arrangements, page 95

3. We note your response to comment 6 of our letter dated December
9,
2005 that you used the shortcut method under paragraph 68 of SFAS
133
for certain fair value and cash flow hedges. Please describe the specific hedging relationships for which you applied the shortcut method during any of the periods presented. For each hedging relationship tell us the specific documented risk being hedged and the specific terms of the hedging instrument and hedged items.

4. We note your response to comment 6 that you had no hedges receiving hedge accounting treatment under the "matched terms" approach in paragraph 65 of SFAS 133 at December 31, 2004. Please tell us whether you used the matched terms approach for any hedges during any of the periods presented. If so, please tell us the terms of the hedging instrument and hedged item and how the hedging relationship meets the conditions in paragraph 65 of SFAS 133.






* * *



   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at
(202) 551-3449 if you have questions regarding these comments on the financial statements and related matters.



   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief


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Mr. Mark A. Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
January 5, 2006
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